December 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mara Ransom, Assistant Director

Re:

Lissome Trade Corp.

Registration Statement on Form S-1 Filed November 6, 2014

File No. 333-199967

Ladies and Gentlemen:

This letter sets forth the responses of Lissome Trade Corp. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of December 3, 2014.  Each numbered paragraph below responds to the comment having the same number in the December 3 comment letter.

General

1.

 The Company has not availed itself of Section 5(d) and there are no written communications in reliance on that section.

2.

We have carefully considered your “shell company” company and believe that the company is an operating company, not a shell company.  There is a focused business plan to export cookware from China.  We have entered into a contract with a supplier and have entered into our first contract with a buyer, receiving a deposit of $5,000 for our first sale to a Russian company.  While our assets and operations are not yet large in size, they are more than “nominal.”  We feel that we better fit the definition of a “start-up” company than a “shell company.”  The assets and contracts that we have are sufficient for our business at this stage of development.

3.

With regard to the “blank check” comment, the Company has in fact commenced operations.  While some other companies may have longer business plans, the one described in the Prospectus is sufficient for us.  We have in fact commenced operations, have received a deposit of $5,000 for our first sale, and have entered into contracts with a supplier and our first export customer.  We have no present intent to engage in an acquisition of any other business but are focused on growing our existing business.  We believe that the we are not a “blank check” company.

Prospectus Cover Page, page 3

4.

 Going concern language has been added to the cover page.

5.

Language as to lack of an escrow account etc. has been added to the cover page.

The Offering, page 5

6.

 Net procceds have been listed in this section at 25%, 50%, 75% and 100% and “no guarantee” language has been added.

Risk Factors, page 6

Risks Associated with Our Company, page 6

7.

 Language has been added with respect to lack of fiduciary duties in respect of other business ventures.

Risks Associated with This Offering, page 9

8.

 A risk factor has been added describing the legal effect of lack of an escrow account, e.g. in the event of bankruptcy.

Dilution of the Price You Pay for Your Shares, page 13

9.

 The estimated offering expenses have been deducted throughout this table.

Terms of the Offering, page 14

10.

 This typographical error has been deleted.

Description of Our Business, page 15

11.

In response of these comments we decided to exclude this information from the registration statement.

Business Plan, page 16

Import and Export, page 16

12.

 Our business plan does not include selling products from developing countries or a range of products beyond metalware for cooking and dining. We have revised disclosure regarding to products made from natural materials as potential opportunities for developing country suppliers.

Consumer Segments, page 17

13.

We have decided to delete of this disclosure.

Market Outlets, page 17

14.

We have added the marketing section in S-1 registration statement. We have described how we plan to generate revenue.

15.

We have clarified information about our intend market. We intend to sell our products to trade companies specializing in realization of home and household products, large store chains and hypermarkets, gift shops, wholesale warehouses of home goods.

Competition, page 18

16.

 We have explained the meaning of the term “price strategy,” as well as how “price strategy is the way to sell any goods with the cost minimization.”

Pricing strategy refers to method companies use to price their products or services. Our price strategy based on marginal-cost pricing method or cost minimization method. We intend to offer lower competitive price regarding operational cost minimization or margin minimization. In business, the practice of setting the price of a product to equal the extra cost of producing an extra unit of output. By this policy, a producer charges, for each product unit sold, only the addition to total cost resulting from materials and direct labor. Businesses often set prices close to marginal cost during periods of poor sales (www.wikipedia.org).

Dependence on One or a Few Major Suppliers, page 18

17.

We have described how we plan to locate and add additional product suppliers.

A description of our contract with Chaoan Chances Factory has been added.

Government and Industry Regulation, page 18

18.

We have provided more details regarding to the “applicable laws and regulations”.

Market for Common Equity and Related Stockholder Matters, page 20

19.

 The language re OTCBB to clarify that application needs to be made by a market maker,

Management’s Discussion and Analysis or Plan of Operation, page 21

Plan of Operations, page 22

20.

 The language has been clarified as to the fact that we have commenced operations but that there is no assurance that additional activities in the plan will be successfully accomplished.

Liquidity Requirements, page 23

21.

We have revised to disclose the minimum period of time that we will be able to conduct planned operations using only currently available capital resources without regard to the proceeds we expect to receive from the offering.

Directors, Executive Officers, Promoters and Control Persons, page 23

22.

We have revised that Ms. Song’s and Mr. Kriukov’s previous experience, qualifications, attributes or skills were not considered when they were appointed as our President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and member of our board of directors.

Indemnification, page 26

23.

 A paragraph as to indemnification under Nevada corporate law has been added.

Report of Independent Registered Public Accounting Firm, page F-1

24.

 The requested correction has been made to the audit report.

Item 16. Exhibits, page 36

25.

We have confirmed that the loan was not made pursuant to any loan agreements or promissory note.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yuxia Song

Yuxia Song

President and Principal Executive Officer

Lissome Trade Corp.

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